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Exhibit 21

Subsidiaries of the Registrant

As of 12/31/03

Subsidiary Name	State/Jurisdiction of Incorporation
Aksys Healthcare Ltd.	United Kingdom
Aksys International Inc	Delaware
Aksys Japan, K.K.	Japan

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Subsidiaries of the Registrant As of 12/31/03